Filed by Dobson Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject company: Dobson Communications Corporation
(Registration No. 333-126247)
FOR IMMEDIATE RELEASE
Dobson Communications Announces Exchange Ratio for Exchange Offer and Consent Solicitation
OKLAHOMA CITY, Aug. 17, 2005 — Dobson Communications Corporation (Nasdaq: DCEL) today announced that the volume weighted average price of Dobson’s Class A common stock on the Nasdaq Stock Market during the ten trading day period ended on August 16, 2005 was $7.20 per share. As a result, holders of Dobson’s 12.25% Senior Exchangeable Preferred Stock and 13% Senior Exchangeable Preferred Stock will receive (1) cash in the amount of $300.00 and (2) 168.8 shares of Class A common stock for each share of preferred stock validly tendered and not properly withdrawn and accepted by Dobson in connection with the exchange offer and consent solicitation relating to the preferred stock. The terms and conditions of the exchange offer and consent solicitation are set forth in the company’s prospectus dated July 22, 2005, as supplemented, and related letters of transmittal.
     The dealer manager and solicitation agent for the exchange offer and consent solicitation is Houlihan Lokey Howard & Zukin Capital, Inc.
     Questions regarding the exchange offer and consent solicitation may be directed to, and a copy of the written prospectus relating to the exchange offer and consent solicitation, as supplemented, may be obtained from, the information agent, Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, New York 10004 at (212) 809-2663. These securities are offered only by means of a written prospectus. This press release is neither an offer to sell nor a solicitation of an offer to buy any securities.
     This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
     Dobson is a leading provider of wireless phone services to rural markets in the United States. Headquartered in Oklahoma City, Dobson owns wireless operations in 16 states. For additional information on Dobson and its operations, please visit its Web site at www.dobson.net.
CONTACT:
Dobson Communications Corporation
J. Warren Henry, Vice President, Investor Relations
(405) 529-8820